Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the nine months ended September 30, 2013 and 2012 and the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008.

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012*	2012*	2011*	2010	2009	2008
For the Group (IFRS)	19.75	25.93	24.38	27.36	29.11	21.11	20.86

*              Figures for 2012 and 2011 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of September 30, 2013, prepared on the basis of IFRS.

At September 30, 2013
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,472
Current financial debt	3,737
Current portion of financial instruments for interest rate swaps liabilities	10
Other current financial instruments — liabilities	32
Financial liabilities directly associated with assets held for sale	0

Total current financial debt	8,251

Non-current financial debt	25,128
Non-controlling interests	1,724
Shareholders’ equity
Common shares	5,943
Paid-in surplus and retained earnings	73,144
Currency translation adjustment	(3,224)
Treasury shares	(3,379)

Total shareholders’ equity	72,484

Total capitalization and non-current indebtedness	99,336

As of September 30, 2013, TOTAL had an authorized share capital of 3,417,510,048 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,377,196,179 ordinary shares (including 109,215,198 treasury shares from shareholders’ equity).

As of September 30, 2013, approximately €426 million of TOTAL’s non-current financial debt was secured and approximately €24,702 million was unsecured, and all of TOTAL’s current financial debt of €3,737 million was unsecured. As of September 30, 2013, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see note 23 of the notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 28, 2013.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since September 30, 2013.